Exhibit 3.1

AMENDMENT NO. 2

to the

Hertz Global Holdings, Inc.

Amended and Restated By-Laws

This Amendment Number 2 is made as of August 12, 2009 to the Hertz Global Holdings, Inc. (the “Company”) Amended and Restated By-Laws (the “By-Laws”), adopted as of November 20, 2006, and as amended by Amendment No. 1 to the Hertz Global Holdings, Inc. Amended and Restated By-Laws, effective as of May 27, 2009.

WHEREAS, the Board of Directors of the Company, acting pursuant to Article IX of the By-Laws, desires to amend the By-Laws to reflect the abolition of the Nominating and Governance Committee and the redesignation of the existing Executive Committee as the Executive and Governance Committee.

NOW, THEREFORE, the By-Laws are amended as follows:

(1)          Section 3.01 of the By-Laws is hereby deleted and replaced in its entirety with the following:

“Section 3.01.        How Constituted.  The Board of Directors shall have an Executive and Governance Committee, a Compensation Committee and an Audit Committee and such other committees as the Board of Directors may determine (collectively, the “Committees”).  For so long as the Stockholders Agreement is in effect, the Executive and Governance Committee shall consist of the Chairman of the Board and such other members required for the executive and governance committee pursuant to Section 2.1(d) of the Stockholders Agreement (if in effect).  Each other Committee shall consist of at least three Directors, selected in accordance with Section 2.1(d) of the Stockholders Agreement (if in effect).  Selection and removal of the chairman of the Executive and Governance Committee shall be subject to the requirements for the chairman of the executive and governance committee set forth in Section 2.1(d) of the Stockholders Agreement (if in effect).  Subject to this Section 3.01 and the Stockholders Agreement (if in effect), each Committee shall consist of such number of Directors as from time to time may be fixed by a majority of the total authorized membership of the Board of Directors, and any Committee may be abolished or re-designated from time to time by the Board of Directors. Each member of any such Committee (whether designated at an annual meeting of the Board of Directors or to fill a vacancy or otherwise) shall hold office until his or her successor shall have been designated or until he or she shall cease to be a Director, or until his or her earlier death, resignation or removal.”

(2)          Section 3.02 of the By-Laws is hereby amended by replacing each reference to “Executive Committee” with the words “Executive and Governance Committee.”

The Company is hereby authorized to restate its By-Laws accordingly.